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EXHIBIT 12

W. R. GRACE & CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)
(In millions, except ratios)
(Unaudited)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Net income attributable to W.R. Grace & Co. shareholders	$207.1	$71.2	$121.5	$88.8	$8.6
Provision for (benefit from) income taxes	32.9	11.5	4.3	(1.1)	2.8
Equity in earnings of unconsolidated affiliates	(17.8)	(1.7)	(0.6)	—	—
Interest expense and related financing costs, including amortization of capitalized interest	41.7	38.8	54.9	73.0	74.1
Estimated amount of rental expense deemed to represent the interest factor	6.9	6.7	7.9	6.9	6.2

Income (loss) as adjusted	$270.8	$126.5	$188.0	$167.6	$91.7

Combined fixed charges and preferred stock dividends:
Interest expense and related financing costs, including capitalized interest	$41.3	$38.9	$54.5	$74.1	$74.4
Estimated amount of rental expense deemed to represent the interest factor	6.9	6.7	7.9	6.9	6.2

Fixed charges	48.2	45.6	62.4	81.0	80.6
Combined fixed charges and preferred stock dividends	$48.2	$45.6	$62.4	$81.0	$80.6

Ratio of earnings to fixed charges	5.62	2.77	3.01	2.07	1.14
Ratio of earnings to combined fixed charges and preferred stock dividends	5.62	2.77	3.01	2.07	1.14

(1)
There was no preferred stock issued or outstanding in any of the periods presented.

F-109

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  EXHIBIT 12
W. R. GRACE & CO. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1) (In millions, except ratios) (Unaudited)